Sprint Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Paul W. Schieber, Jr. Vice President and Controller

December 14, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Larry Spirgel, Assistant Director
Joseph Cascarano, Senior Staff Accountant
Robert Shapiro, Staff Accountant

Re:	Sprint Corporation
Form 10-K for the Fiscal Year Ended March 31, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Response Dated October 19, 2015
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2015, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended March 31, 2015, filed May 26, 2015 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed November 9, 2015.
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response.

Securities and Exchange Commission
December 14, 2015

Form 10-Q for the Quarter ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, Depreciation, page 35

1.
We note that due to the reclassification of handset devices from inventory to property, plant and equipment in September 2014, cost of products may not be comparable as customers are choosing to lease devices instead of purchasing them. To improve clarity, for all applicable periods, please quantify and disclose the amount of depreciation expense incurred on leased handsets. We further note that lease handset revenues represented in excess of 50% of your wireless equipment sales for the quarter ended September 30, 2015 per your earnings call on November 3, 2015.

Response:
We believe decision useful information is included in our Form 10-Q, such as the significant positive impact to EBITDA, particularly wireless EBITDA, operating (loss) income, and net loss as well as the negative impact to operating cash flows resulting from customers who elect to finance a device as opposed to purchasing one under our subsidy program. However, we will disclose depreciation expense incurred on leased handsets in future filings.
In order to provide transparent and decision useful information to users, we specifically describe the impacts of the leasing program to our financial statements from both a qualitative and quantitative perspective, including forward looking information regarding expected trends. For instance, we specifically address the significant impact to cost of products and EBITDA, including quantification, on page 36 of our Form 10-Q for the quarterly period ended September 30, 2015 (the “September 30th Form 10-Q”) within MD&A under the caption Segment Earnings - Wireless, “During the three and six-month periods ended September 30, 2015, we leased devices through our Sprint direct channels totaling approximately $742 million and $1.6 billion, respectively, which would have increased cost of products and reduced Wireless segment earnings if they had been purchased under the installment billing or subsidized programs.”
On page 35 of the September 30th Form 10-Q, we specifically attribute the change in the depreciation expense to the leasing program, “Depreciation expense increased $514 million, and $887 million, in the three and six-month periods ended September 30, 2015, respectively, compared to the same periods in 2014. The changes in depreciation expense was primarily driven by the depreciation expense associated with the device leasing program that was introduced in September 2014.” As discussed above, we will disclose the amount of depreciation expense incurred on leased handsets for all periods presented in future filings. We also separately disclose the total cost of devices and the related accumulated depreciation within footnote 3 of the September 30th Form 10-Q on page 11.
Importantly, in order to enhance the users’ understanding of our business and to provide predictive value for assessing our liquidity position, we specifically describe the negative

Securities and Exchange Commission
December 14, 2015

impacts to our cash flows from operations resulting from the increase in our customer base electing a financing option, including our leasing program, from a qualitative perspective. Please refer to our Liquidity and Capital Resources section of the MD&A on page 50 of the September 30th Form 10-Q.
We also provide further qualitative analysis and forward looking information in the Overview section of the Management’s Discussion & Analysis of Financial Condition and Results of Operations (MD&A), under Device Financing Programs on page 34 of the September 30th Form 10-Q, “Lease revenue is recorded over the term of the lease and handset cost is recognized in depreciation expense over the estimated useful life, which is based on the lease term. Because a substantial portion of the cost of a device leased through our direct channel is not recorded as cost of products but rather as depreciation expense, there is a positive impact to Wireless segment earnings. If the mix of leased devices continues to increase, we expect this positive impact on the financial results of Wireless segment earnings to continue and depreciation expense to increase.” We also provide disclosure in this same section of the negative impact to cash flows from operations resulting from customers electing to finance their devices from a qualitative perspective.
With respect to the Staff’s comment regarding information disclosed during our November 3, 2015 earnings call, we note that the transcript of such call includes the statement “that 64% of postpaid device sales in the quarter were financed by our customers, with roughly 51% selecting our leasing plans”. To clarify, this statement was in reference to the volume of sales transactions by type for the quarter ended September 30, 2015 and not in relation to revenue. We had equipment revenues of $1.1 billion for the quarter ended September 30, 2015, of which lease revenue was $389 million which represented approximately 36% of our total equipment revenue but less than 5% of our total net operating revenue. We will continue to monitor the materiality of leasing revenue compared to our consolidated results and will present it separately on the face of the consolidated statements of comprehensive loss if it becomes required under S-X 5-03(b).

Equipment Net Subsidy, page 42

2.
We note that the equipment revenues include post and pre-paid sales, equipment installment billings, and lease revenues. In order to provide clarity to the relative significance and trends of each equipment revenue stream, please consider quantifying and disclosing separately equipment revenue amounts related to postpaid and prepaid handsets sales, monthly equipment installment billings and lease revenue.

Response:
In future filings, we will clarify the impacts to equipment subsidy resulting from our different equipment programs and will quantify and disclose the equipment revenue derived from each.
As the Staff has noted, our subsidized, leasing and installment billing programs each yield significant differences within equipment revenue, cost of equipment sales, equipment subsidy, depreciation, EBITDA, and net income. These differences are illustrated below based on a

Securities and Exchange Commission
December 14, 2015

simplified single device transaction for each program for the month the customer obtains the device:

			Installment
	Subsidized	Leasing	Billing

Equipment Revenue	200	20	600
Cost of Product	600	—	600
Equipment Subsidy	(400)	20	—

EBITDA	(400)	20	—

Depreciation	NA	17	NA

Net (loss) income	(400)	3	—

The primary driver for the significant decrease in subsidy during three and six months ending September 30, 2015 was simply the result of a change in the mix of customers electing a financing option. The significant negative impacts derived from the sale of a device under the subsidized program is partially offset by the revenue associated with the customer electing the leasing option and is also significantly improved (on a comparative basis to prior periods) given the absence of the cost of the device, of which approximately $400 ($600 cost of the device less an illustrative residual value of $200) will be recorded as depreciation expense over the lease term. The impact to subsidy from the installment billing transaction is neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable, which is not included in the illustration above. In future filings, we will incorporate these concepts into the discussion of equipment subsidy and will disclose the mix between customers electing the financing option and those electing to purchase a subsidized device.

Form 8-K, Item 2.02, filed November 3, 2015

3.
We note that due to the reclassification of handsets devices from inventory to property, plant and equipment in September 2014, the current EBITDA and Adjusted EBITDA non-GAAP profit measures do not include the periodic depreciation expenses related to your leased handset equipment revenues; and therefore, the profit measures appear not to be comparable to prior periods. Please clarify for readers that current EBITDA and Adjusted EBITDA are not comparable to the corresponding prior period measures due to the effects of the handset leasing program and describe these effects. Please quantify in this disclosure the amount of depreciation on leased handsets that is not included in EBITDA and Adjusted EBITDA.

Securities and Exchange Commission
December 14, 2015

Response:
We will include additional disclosures regarding this matter in our future filings on Form 8-K, Item 2.02 in the consolidated “Non-GAAP Reconciliation - Net Loss to Adjusted EBITDA” section, as provided in quotes below.
"As more of our customers elect to lease a device rather than purchasing one under our subsidized program, there is a positive impact to EBITDA and Adjusted EBITDA primarily due to the fact the cost of the device is not recorded as cost of equipment but rather is depreciated over the customer lease term. Under our device leasing program for the direct channel, devices are transferred from inventory to property and equipment and the cost of the leased device is recognized as depreciation expense over the customer lease term to an estimated residual value. The customer payments are recognized as revenue over the term of the lease. Under our subsidized program, the cash received from the customer for the device is recognized as equipment revenue at the point of sale and the cost the device is recognized as cost of products. During the three and six-month periods ended September 30, 2015, we leased devices through our Sprint direct channels totaling approximately $742 million and $1.6 billion, respectively, which would have increased cost of products and reduced EBITDA if they had been purchased under our subsidized program. Also, during the three and six-month periods ended September 30, 2015, the equipment revenue derived from customers electing to finance their devices through device leasing or installment billing programs was 64% and 64%, while the remainder of total equipment revenue was derived from customers purchasing devices under our subsidized program as compared to 27% and 27% in the prior periods.
The impact to EBITDA and adjusted EBITDA resulting from the sale of devices under our installment billing program is neutral except for the impact from the time value of money element related to the imputed interest on the installment receivable."
When discussing EBITDA, we believe that disclosing the amount of devices leased through our Sprint direct channel provides better information to the users of our financial statements as opposed to the amount of depreciation recorded during a given period. It illustrates the EBITDA benefit resulting from customers electing to lease rather than purchase a device. It is also conservative because it doesn’t contemplate the cash received from the customer if the customer had elected to purchase a subsidized device as opposed to leasing a device.
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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 14, 2015

If you have any questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. or John J. Mutrie, Jr. at (913) 794-3400 and (913) 439-4607, respectively. Thank you for your attention to this matter.
Very truly yours,
/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller
(Principal Accounting Officer)

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Assistant Controller